EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three Month Periods Ended January 28, 2011 and January 29, 2010

(Unaudited)

(In thousands, except per share amounts)

	000000000000	000000000000
	Three Months Ended
	January 28, 2011	January 29, 2010

Net Sales	$370,799	$335,310
Gross Margin	132,122	102,671

Net Earnings from Continuing Operations Attributable to Esterline	$29,983	$12,385
Net Earnings from Discontinued Operations Attributable to Esterline	8	340

Net Earnings Attributable to Esterline	$29,991	$12,725

Basic

Weighted Average Number of Shares Outstanding	30,349	29,789

Earnings Per Share Attributable to Esterline – Basic:
Continuing Operations	$.99	$.42
Discontinued Operations	.00	.01

Earnings Per Share Attributable to Esterline – Basic	$.99	$.43

Diluted

Weighted Average Number of Shares Outstanding	30,349	29,789
Net Shares Assumed to be Issued for Stock Options	662	429

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	31,011	30,218

Earnings Per Share Attributable to Esterline – Diluted:
Continuing Operations	$.97	$.41
Discontinued Operations	.00	.01

Earnings Per Share Attributable to Esterline – Diluted	$.97	$.42